FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on September 28, 2012, by Panasonic Corporation (the registrant), announcing to issue straight bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: October 1, 2012

September 28, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)	Haruhiko Sezaki (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Issues Straight Bonds

Osaka, Japan, September 28, 2012 – Panasonic Corporation ([NYSE:PC/ TSE:6752] “Panasonic”) announced that its Board of Directors today resolved to issue straight bonds. Panasonic will offer the bonds in order to enhance the stability of financial position with long-term stabilization of debt.

An outline of the issuance of bonds is as follows:

1. Type of Securities: Unsecured Straight Bonds

2. Amount: Up to 150 billion yen

3. Period of Issuance: In or after October 2012

4. Offering Method: Public Offering in Japan (planned)

5. Purpose of Funding: Redemption of commercial paper and bonds

Details of the issuance of bonds, including the total amount of bonds, offering price, interest rate, maturity and date of issue, will be determined in the later stage.

Note:	The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirement.

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